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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

    •    June 24th 2003

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒	FORM 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES	NO ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

        Explanatory note

        This report of Form 6-K contains:

        —TPG in first group to win long-term Mail licence in the UK, 23 December 2002

        —TPG expands unadsressed mail network in Germany, 24 January 2003

        —TPG and unions agree on first CLA for new mail deliverers, 19 February 2003

        —TPG / Telecom Italia deal signed, 5 March 2003

        —TPG achieves positive Standard & Poors credit rating review outcome, 2 April 2003

        —TPG reports steady first quarter 2003 results, 25 April 2003

        —China Post and TPG join forces in strategic partnership, 25 April 2003

        —TPG hires top executives to head Logistics expansion in Central Europe, 29 April

        —TPG acquires DocVision, a leading document management company, 29 April 2003

        —Fiat auto appoints joint venture of TNT Logistics and Arvil as sole operator, 16 May 2003

        —TPG and unions agree new collective labour agreement, 27 May

        —TPG wins major Express contract with Brazil Post, 28 May

        —TPG welcomes amendments to decision on postal tariffs, 20 June

TPG IN FIRST GROUP TO WIN LONG-TERM MAIL LICENCE IN THE UK

        Postcomm, the UK mail regulator, today granted a long-term licence to TPG Post UK Limited, a subsidiary of the global mail, express and logistics company TPG N.V.

        TPG Post UK is in the first group to be awarded a long-term licence, which will allow it to carry bulk mail and provide consolidation services in the UK as from 1 January 2003.

        TPG Post UK intends to provide services to large companies, publishers, mailing houses and direct marketers who need a reliable, competitively priced service. The company will target customers with large individual mailings of over 4,000 items.

        Peter Bakker, CEO for TPG N.V., says that: "Securing this licence is another important step in our strategy to become the first pan-European mail company, with a presence in every European market. As the UK mail market is the second largest in Europe, it is an attractive market for TPG Post."

        Despite being the first non-UK company to be granted a long-term licence, TPG already has a strong presence in the UK with around 18,000 employees in its mail, express and logistics operations. It already operates in the UK mail distribution market with un-addressed mail delivery services, as well as value-added services in data and document management.

Notes to editors

        TPG N.V., with its two brands Royal TPG Post and TNT, is a global provider of mail, express and logistics services. It employs over 148,000 people in 60 countries and serves over 200 countries. The company reported sales of EUR 11.2 billion in 2001, which have grown by 4.8% in the first nine months of 2002. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Tony Danby
TPG Media Relations
Tel: +31 20 500 6426
Mobile: +31 6 2330 8332

TPG EXPANDS UNADDRESSED MAIL NETWORK IN GERMANY

        Mail, express and logistics company, TPG N.V, through its subsidiary TPG Post Holdings (Deutschland) GmbH in Germany, has today acquired 100% of the shares in Werbeagentur Fischer GmbH, a Bergen, Bavarian-based unaddressed mail distribution company.

        The acquisition gives TPG Post access to a round-based delivery network covering 300,000 households in south-eastern Germany. Fischer is the market leader in its area and in 2002 the company delivered over 132 million leaflets.

        Harry Koorstra, Group Managing Director of TPG Post, says: "By acquiring Werbeagentur Fischer, TPG Post further adds to its coverage and density in the German unaddressed mail market. This is a vital part of TPG's strategy to become the second largest mail company in Germany and the first truly pan-European mail company."

        Building on TPG Post's existing unaddressed activities in North-West Germany, Berlin and Baden-Würrtemberg, this acquisition gives TPG Post direct access to south-eastern Germany and establishes a stepping stone for further regional expansion.

        The current unaddressed mail coverage of TPG Post in Germany consists of some 14.5 million households with over 20,000 round-based deliverers. Besides unaddressed mail activities, these networks also deliver over 21 million addressed magazines.

        Furthermore, TPG Post has total addressed mail activities in Germany via EP Europost, a joint venture between TPG Post and Hermes Versand Service, a subsidiary of the mail-order company, the Otto Group. TPG Post also has addressed city mail networks in the western part of Germany. In addition, its subsidiary Cendris is active in the areas of data and document management.

Notes to editors

        TPG N.V., with its two brands Royal TPG Post and TNT, is a global provider of mail, express and logistics services. It employs over 148,000 people in 60 countries and serves over 200 countries. The company reported sales of EUR 11.2 billion in 2001, which have grown by 4.8% in the first nine months of 2002. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

        For further information, please contact (not for publication):

Tony Danby, Press Officer TPG Media Relations
Tel: + 31 20 500 6426
Mobile: +31 6 233 083 32
E-mail: Tony.Danby@tpg.com

TPG AND UNIONS AGREE ON FIRST CLA FOR NEW MAIL DELIVERERS

        TPG and the unions AbvaKabo FNV, BVPP, CNV Publieke Zaak and vhp KPN & TPG have reached an agreement on a first collective labour agreement (CLA) for new mail deliverers. With the introduction of the position of mail deliverer TPG Post has made an important step in the realisation of the Cost Flexibility programmes that are being implemented to keep the company in good financial health. A significant element of the agreement with the unions is the fact that employees currently active as mailmen will keep their current benefit package.

        In total a maximum of 9,000 full time equivalent mail man positions will be replaced by new mail deliverers through natural attrition by the year 2013. The position of mail deliverer is new within TPG Post's distribution organisation. The new position follows from the further automation of the house number sorting process. The mail deliverer will have as his task the home delivery of mail and will therefore only perform part of the job of the current mail man. In addition to the mail deliverers, traditional mail men will continue to be needed for delivery of special mail and the house number sorting. With this new CLA TPG Post will be able to maintain the current high quality of mail delivery, whilst continuing to offer its services at competitive conditions to its customers.

        The new CLA for mail deliverers offers a fixed part time employment contract with a base pay almost 10 percent above the minimum wage. In addition, the new CLA offers career advancement opportunities and several fringe benefits. It also includes a separate pension arrangement based on the average wage.

        The new CLA is the first one in a series of several separate CLA's, which TPG wants to agree in order to bring labour conditions for different businesses more in line with those common in their markets. Complementary to those separate CLA's central agreements about for example salary adjustments and a profit sharing scheme will be covered in a so called framework CLA.

        Peter Bakker, CEO of TPG, is pleased with the agreement: "Thanks to this new CLA for mail deliverers we will now able to recruit new employees at labour conditions that are in line with those of our competitors. Therefore, this is an important basis for realising the needed cost savings. At the same time, we haven taken our responsibility as the largest employer in the Netherlands by ensuring the benefit package of current mail men, and by offering the best conditions in this market segment to the new mail deliverers."

        The agreed labour conditions differentiation is one of three key components of the current Cost Flexibility programmes that TPG Post has initiated to counter the effects of declining mail volumes and increasing competition in the Dutch market. TPG Post plans to reduce its annual cost base by EUR 320 million in order to protect itself against a potential volume decline of 20 percent.

        TPG Post is also planning to achieve savings from further automation of the sorting process (replacing part of the final sorting presently executed by mailmen) and from efficiency measures in its commercial organisation. TPG Post has already announced the expected reduction of about 5,000 full time mailman positions as part of this programme and is planning to achieve this through natural attrition.

Notes to the editor:

        TPG, with its two brands TNT and Royal TPG Post, is a global leader in Express, Logistics and Mail. Based in the Netherlands, TPG employs over 148,000 people in 60 countries and serves over 200 countries. The company reported sales of €11.2 billion in 2001 and will announce its 2002 results on 20 February 2003. Since 1998, TPG has been publicly listed on the stock exchanges in Amsterdam, Frankfurt, London and New York. The TPG website is: www.tpg.com.

For further information, please contact (not for publication):

Hanne Kluck, Press Officer TPG Media Relations
Tel: + 31 20 500 6223
Mobile: +31 6 53 238 291
E-mail: Hanne.Kluck@tpg.com

TPG/Telecom Italia deal signed

        After receiving the approval of the Italian Competition Authority and completing union consultation procedures, mail, express and logistics company TPG N.V., through its TNT Logistics Italia business unit, and Telecom Italia have announced an outsourcing logistics agreement. The three-year contract is worth around EUR 120 million.

        TNT Logistics is taking over the running of Telecom Customer (business and private) fixed-line telephony product warehousing and distribution, as well as Telecom network support and installation.

        Under the agreement Telecom Italia is transferring the company unit that undertakes these operations to TNT Logistics Italia. The transfer involves 338 employees, working on 75,000 sq m of leased premises at 6 central warehouses and 100 outlying storage facilities located in Italy's main cities, handling in excess of 4.5 million telephones and telephone installation items per year.

        As one of the largest logistics outsourcing agreements of recent years in Italy, this is a clear example of a partnership oriented towards strengthening the core businesses of both companies involved while achieving new standards of service quality.

        The arrangement enables Telecom Italia to make its Customer service even more efficient; TNT Logistics, meanwhile, reconfirms its domestic leadership in the Italian telecommunications logistics market.

        Roberto Rossi, Group Managing Director of TNT Logistics, says: "This deal proves that TNT Logistics is the leading logistics company in the Italian telecoms sector. We are building on our contract wins with many of the leading Italian and international telecoms companies in the country. TNT Logistics also has an increasingly strong presence in the rest of Europe for its telecoms activities."

Note to the editor

        TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of EUR 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG web site is: www.tpg.com.

        TNT Logistics, a division of TPG, is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. TNT Logistics employs more than 32,000 people, who are operating in 36 countries, managing over 6.2 million square metres of warehouse space. In 2002, TNT Logistics reported sales of EUR 3.389 billion. The TNT Logistics web site address is: www.tnt.com/logistics.

For more information contact (not for publication)

Tony Danby
TPG Media Relations
Senior Press Officer
Tel: + 31 20 500 6426
Mobile: + 31 6 23308332
Email: tony.danby@tpg.com

TPG achieves positive Standard & Poors credit rating review outcome

        Standard & Poors has announced today that mail, express and logistics company TPG has been taken off its "Credit Watch" list and has reconfirmed its current single A and A-1 corporate credit ratings. Although S&P also stated the outlook for TPG is negative, pending improvement of certain credit protection ratios, all ratings were removed from Credit Watch where they were placed on 7 February 2003.

        TPG's Chief Financial Officer Jan Haars commented: "Whilst not entirely unexpected, we are of course delighted by the positive outcome. S&P have today reiterated their continued appreciation of the quality of our businesses, financial policy and strong balance sheet. We are confident that with our continuing primary focus on value creation and cash flow generation, underpinned by our value based management programme, the negative outlook will be removed."

        TPG recently announced a record 33 percent increase in operating cash flow in 2002 and a strengthened balance sheet position.

Notes to editors

        TPG N.V. with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of EUR 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Tanno Massar,
Director Media Relations
Tel: + 31 20 500 6171

Highlights

TPG reports steady first quarter 2003 results

        TPG has today reported its first quarter 2003 results

Financial highlights

  •
  Net income excluding pension increase up 2.8% (4.2% at constant exchange rates)

  •
  Revenue growth of 0.7% (5.7% at constant exchange rates)

  •
  Record cash flow performance: free cash flow up 56.1%

  •
  Strong Mail performance due to tight cost control

  •
  Record first quarter result in Express

  •
  Pressure on Logistics margin continues

CEO Peter Bakker:

        "TPG's performance in the first quarter of 2003 again demonstrates that we deliver solid results despite difficult economic circumstances. The like for like growth in net income was in line with our expectations and our free cash flow has improved to record levels. Mail and Express continue to perform strongly. There are a number of key issues to tackle in Logistics and therefore we have launched an urgent transformation programme to address the margin erosion. Provided there is no further deterioration in global economic conditions, TPG is well positioned to progress in line with the targets we have set ourselves."

GROUP SUMMARY	Q1 2003 € mil	Q1 2002 € mil	Operational	% Change FX	Total
Revenues	2,917	2,898	5.7%	-5.0%	0.7%
EBITA	292	293	1.4%	-1.7%	-0.3%
Operating Income (EBIT)	254	255	1.6%	-2.0%	-0.4%
Net income	140	143	-0.7%	-1.4%	-2.1%
Net income excluding pension increase (see note 3)	147	143	4.2%	-1.4%	2.8%
Earnings per share (euro cents)	29.5	30.1			-2.0%
Net cash provided by operating activities	324	254			27.6%
Free cash flow	281	180			56.1%

	Q1 2003			Q1 2002
Divisional summary	€ mil EBITA	€ mil Goodwill amortisation	€ mil Operating income	€ mil EBITA	€ mil Goodwill amortisation	€ mil Operating income
Mail	218	(7)	211	218	(6)	212
Express	52	(13)	39	41	(12)	29
Logistics	20	(17)	3	39	(19)	20

	290	(37)	253	298	(37)	261
Non-allocated items	2	(1)	1	(5)	(1)	(6)

	292	(38)	254	293	(38)	255

Report by the Board of Management

Group overview

        TPG has delivered a steady performance in the first quarter of 2003 despite continuing tough economic conditions in all three business areas.

        The weakening of a number of currencies against the euro, particularly the UK pound and US dollar, has had a negative impact on the first quarter's results. Group revenues increased year on year by 0.7% to €2,917 million, equivalent to a growth of 5.7% at constant exchange rates. Excluding the after tax impact of higher pension costs (€7 million), net income grew by 2.8% or 4.2% at constant exchange rates. Net income for the quarter at constant exchange rates and after absorbing the additional pension costs was at a similar level to last year.

        Operating cash flow was again strong at €324 million, an increase of 27% on the same quarter last year. In addition, net capital expenditure was reduced by 42% from last year's level, leaving free cash flow some 56% higher than last year at a record level of €281 million.

Review of operations

        Mail has had another solid quarter with a robust performance in the Netherlands operation accompanied by high organic growth in the expansion areas of European Mail Networks and Data & Document Management. The underlying rate of decline in Dutch mail volumes slowed down in the first quarter to 1.3% and there was the added benefit of more election mail. Tight cost control together with an increasing cost flexibility has enabled margins to be maintained despite €9 million higher pension costs.

        Express has again achieved strong earnings growth. This is the result of a consistent and focussed strategy universally applied throughout the division. A strongly positive revenue quality yield was again the key driver of earnings and margin improvements supported by the fastest and most reliable service in the industry. All Express business units are winning and keeping profitable small to medium size customers by selling simplified no discount contract rate agreements through a proven sales territory management system.

        In Logistics our customers still suffer from low volumes giving us performance issues which have resulted in a further decline in margins in the quarter. In addition, the performances of some operations in European countries which have grown rapidly through acquisition are significantly below group standard. To tackle these issues the Logistics division has embarked on an urgent programme of actions called "Transformation Through Standardisation". The key thrust of this programme is to drive cost savings through standardisation in all processes and systems.

        A number of cost saving initiatives have already been launched. A first assessment of the benefits from the transformation programme together with the associated costs will be presented in the second quarter.

        On the positive side, a high level of new contract wins has boosted the level of organic growth in the quarter, and the new business pipeline continues to be very healthy.

Financial analysis

        Non-allocated items in the quarter amounted to a net gain of €2 million mainly due to a €9 million insurance provision release. The same quarter last year had a net non-allocated cost of €5 million. Net financial expense was 11% lower than last year due to the reduced level of net debt. The effective tax rate increased slightly from 37.3% to 37.8% compared to last year.

Prospects

        The Board of Management reiterates its previous outlook statement for 2003 despite the continuing weak economic climate. We expect medium to high single digit growth in net income from continuing operations excluding the additional pension costs, barring any further deterioration in global economic conditions and assuming stable foreign exchange rates. This translates to low single digit net income growth taking into account the additional pension costs.

Significant events in 1st Quarter 2003

Jan 17	Sponsorship of World Press Photo announced
Jan 24	Acquisition of Werbeagentur Fischer in German unaddressed mail
Feb 3	Contract for outsourcing of KPN logistics activities completed
Feb 12	Logistics contract with Pirelli in Germany signed
Feb 17	Logistics contract for new Volkswagen Touran in Germany announced
Feb 19	Collective labour agreement for new mail deliverers agreed with unions
Mar 5	Logistics contract with Telecom Italia signed

Significant events after 31st March 2003

Apr 1	Wim Kok and René Dahan appointed as members of Supervisory Board
Apr 2	Positive Standard & Poors credit rating review outcome announced
Apr 3	Acquisition of blitzpunkt in German unaddressed mail

Business Highlights Mail

  •
  Stable operating margin despite higher pension costs

  •
  Continued tight cost control in Mail Netherlands

  •
  High organic growth in international expansion areas

	Q1 2003 € mil	Q1 2002 € mil	% Change	Org%	Acq%	FX%
Revenues	999	1,010	-1.1%	-0.4%	0.3%	-1.0%
EBITA	218	218	0%	-0.5%	0%	0.5%
Operating margin	21.8%	21.6%

  •
  Mail revenues fell by 1.1% compared to the same quarter last year. However, at constant foreign exchange rates and excluding the revenues obtained last year from the one-off Euro coins distribution project (€16 million), revenues increased by 1.5%.

  •
  Earnings were stable year on year despite absorbing an additional €9 million of defined benefit pension plan costs in the quarter. The operating margin improved from 21.6% to 21.8% due to further productivity improvements in the distribution and sorting activities of the Mail Netherlands operation.

  •
  Start up costs in European Mail Networks and Data & Document Management were €3 million in the quarter (2002: €2 million).

  •
  The quality of next day mail delivery in the Netherlands was approximately 96%, above the government target of 95%.

Revenue Analysis

	Q1 2003 € mil	Q1 2002 € mil	% Change	Org%	Acq%	FX%
Mail Netherlands	695	712	-2.4%	-2.4%	0%	0%
Cross Border	157	163	-3.7%	1.2%	0%	-4.9%
European Mail Networks	93	85	9.4%	7.1%	3.5%	-1.2%
Data & Document Management	54	50	8.0%	10.0%	0%	-2.0%
Mail	999	1,010	-1.1%	-0.4%	0.3%	-1.0%

  •
  Mail Netherlands revenues fell by 2.4% in the quarter. However, excluding last year's one-off revenues from the Euro coins project, revenues were flat year on year. Total addressed mail volumes declined by 0.1%. As was the case last year, the quarter benefited from election mail volumes. Fully eliminating the impact of elections, total addressed mail volumes declined by 1.3%, similar to the underlying decline in the first quarter of last year. Price and mix effects were broadly neutral.

  •
  Domestic letter mail volumes increased by 1.8%. Excluding election mail, domestic mail volumes declined by 0.2%. Direct mail volumes declined by 2.9% due to the reduced level of advertising expenditures in the Netherlands.

  •
  Cross Border revenues grew organically by 1.2% in the quarter. However, nominal revenues fell by 3.7% due to a negative 4.9% foreign exchange impact.

  •
  Revenues from European Mail Networks increased by 9.4%, including a 3.5% acquisition effect. Organic revenue growth was 7.1%. Outside Belgium, where local environmental taxes still negatively affect volumes, revenues increased by 17%.

  •
  Organic growth in Data & Document Manage-ment (Cendris) revenues was 10.0% despite a continuing depressed economic environment in Europe.

Business Highlights Express

  •
  Record first quarter profits

  •
  Significant margin improvement again

  •
  Continued positive revenue quality yields

  •
  Strong organic revenue growth

	Q1 2003 € mil	Q1 2002 € mil	% Change	Org%	Acq%	FX%
Revenues	1,037	1,019	1.8%	7.6%	-0.4%	-5.4%
EBITA	52	41	26.8%	29.2%	0%	-2.4%
Operating margin	5.0%	4.0%

  •
  Express earnings increased by 26.8% compared to the first quarter last year. The operating margin improved from 4.0% to 5.0% Additional defined benefit pension plan costs of €2 million have been charged in the quarter.

  •
  Almost all business units produced year on year profit improvements with significant margin enhancements achieved in Germany, Benelux, Eastern Europe, Scandinavia and Australia.

  •
  The timing of the Easter holiday resulted in an additional working day in the first quarter but this was offset by one less effective working day at the beginning of the year compared to last year.

  •
  The In-night business was transferred from Express to Logistics at the beginning of the quarter and therefore the prior year revenues and earnings of both Express and Logistics have been restated for consistency.

Revenue Analysis

a	Q1 2003 € mil	Q1 2002 € mil	% Change	Org%	Acq%	FX%
Express Europe	856	836	2.4%	6.3%	-0.5%	-3.4%
Express ROW	181	183	-1.1%	13.3%	0%	-14.4%
Express	1,037	1,019	1.8%	7.6%	-0.4%	-5.4%

  •
  Express organic revenue growth in the quarter was 7.6%. Foreign exchange translation negatively impacted revenues by 5.4% due to the weakening of all major currencies against the Euro.

  •
  Organic revenue growth in Europe was 6.3% with strong growth achieved in the UK, France and Southern Europe. Growth in European core revenues was driven by a revenue quality yield improvement of 3.3%. Core consignments grew by 2.9% and core kilos carried increased by 0.7%.

  •
  In the Rest of the World organic revenues grew by 13.3%. Double digit organic growth was achieved in Australia, Asia, the Americas and the Middle East.

Business Highlights Logistics

  •
  Pressure on earnings and margin continues

  •
  Significant new contract wins achieved

  •
  Stable business development pipeline

	Q1 2003 € mil	Q1 2002 € mil	% Change	Org%	FX%	Acq%
Revenues	885	873	1.4%	5.0%	5.4%	-9.0%
EBITA	20	39	-48.7%	-30.8%	-5.1%	-12.8%
Operating margin	2.3%	4.5%

  •
  Logistics earnings were significantly lower than the same quarter last year. This is explained by three main factors: the continuing economic decline, performance issues in several countries, and adverse foreign exchange movements. The majority of the shortfall in earnings is attributable to a small number of countries: France, Italy non-automotive, Germany and Spain.

  •
  Volumes on existing business have declined due to the continuing depressed economic climate. This has led to an under-utilisation of warehouse capacity, particularly in France and Spain.

  •
  Some of the recent acquisitions in France, Italy and Germany are still not operating up to group standards and this has been exacerbated by the current difficult trading conditions.

  Revenue Analysis

  •
  Adverse foreign exchange movements in the quarter, mainly in the UK and the Americas, reduced earnings on conversion to Euros by €5 million.

  •
  New contracts with an annualised revenue of €220 million were won in the first quarter compared to €148 million in the same quarter last year. This represents 39% of all contract wins in the full 2002 year. Significant contracts were gained with Telecom Italia, KPN, Pirelli and Volkswagen. Contract terminations amounted to €53 million of annualised revenues.

  •
  The business development pipeline remains stable at €1.6 billion, although the higher certainty element has temporarily fallen to €0.2 billion as a result of the high level of contract wins in the quarter.

	Q1 2003 € mil	Q1 2002 € mil	% Change	Org%	Acq%	FX%
Logistics	885	873	1.4%	5.0%	5.4%	-9.0%

  •
  Logistics organic revenue growth in the quarter was 5.0%. New contracts added 11.8% to revenue growth, offset by a loss of 6.2% from terminated contracts and a negative impact of 0.6% from declining volumes on existing contracts, net of price and mix effects.

  •
  Foreign exchange translation effects in the Americas, Australasia and the UK had a negative impact on revenue growth of 9.0%. The acquisitions of Transports Nicolas and TNT DFDS Transport in the second quarter of 2002 contributed 5.4% to revenue growth.

  •
  Revenues in Europe increased by 8.0% at constant foreign exchange rates. North American organic revenue growth was 5.3%. Organic revenue growth in the rest of the world was over 50%, mainly due to strong growth in China as a result of the commencement of the Anji joint venture.

Quarterly Information—Group

Euro Million	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Group
Revenues	2,917	3,180	2,805	2,899	2,898	3,013	2,642	2,787	2,776
Earnings from operations	290	382	222	305	298	363	210	278	277
Non-allocated items	2	12	8	(10)	(5)	(41)	4	(22)	87
EBITA	292	394	230	295	293	322	214	256	364
Goodwill amortisation	(38)	(39)	(39)	(38)	(38)	(37)	(34)	(35)	(33)
Operating Income (EBIT)	254	355	191	257	255	285	180	221	331
Financial income and expenses	(24)	(25)	(31)	(25)	(27)	(8)	(29)	(26)	(30)
Income taxes	(87)	(115)	(60)	(81)	(85)	(104)	(56)	(70)	(105)
Results from affiliates	(1)	(1)	(1)	(3)		(1)		2	(2)
Minority interests	(2)	(2)		(3)		(3)
Net Income	140	212	99	145	143	169	97	123	196
Net profit on sale of non-core business		(14)				3		(5)	(28)
Net Income from continuing operations	140	198	99	145	143	172	97	118	168

Average number of shares (mil)	475.0	475.0	475.0	475.0	475.0	475.0	475.0	478.0	475.3
Earnings per share (euro cents)	29.5	44.6	20.8	30.5	30.1	35.6	20.4	25.9	41.2

Net cash provided by operating activities	324	227	214	337	254	256	161	34	322
Capital expenditure on property, plant and equipment and other intangible assets	(60)	(152)	(111)	(130)	(79)	(147)	(155)	(114)	(65)
Disposals of property, plant and equipment and other intangible assets	17	23	19	16	5	21	36	27	7
Free cash flow	281	98	122	223	180	130	42	(53)	264

Number of employees	150,155	150,365	148,285	143,097	141,463	138,563	139,065	135,539	131,426
Full time equivalent employees	114,348	113,444	113,711	112,751	112,261	109,589	111,976	106,782	103,270

Quarterly information—Mail

Euro Million	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Mail
Mail Netherlands
Revenues	695	777	631	665	712	803	620	655	685
Growth %	-2.4%	-3.2%	1.8%	1.5%	3.9%	4.7%	4.4%	0.2%	1.5%
Organic	-2.4%	-3.2%	1.8%	1.5%	3.9%	4.7%	4.4%	0.2%	1.5%
Acquisition	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Fx	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Addressed mail pieces (mil)	1,411	1,575	1,201	1,333	1,412	1,618	1,225	1,328	1,393
Working days	64	63	65	61	64	63	65	61	64
Cross Border
Revenues	157	177	155	156	163	175	160	158	161
Growth %	-3.7%	1.1%	-3.1%	-1.3%	1.2%	2.3%	3.2%	-2.5%	-3.0%
Organic	1.2%	3.4%	-1.2%	-2.5%	-3.9%	1.1%	1.3%	-1.4%	-4.1%
Acquisition	0.0%	0.0%	0.0%	3.7%	3.9%	-0.6%	3.2%	0.0%	0.0%
Fx	-4.9%	-2.3%	-1.9%	-2.5%	1.2%	1.8%	-1.3%	-1.1%	1.1%
European Mail Networks
Revenues	93	100	86	88	85	96	74	78	57
Growth %	9.4%	4.2%	16.2%	12.8%	49.1%	45.5%	42.3%	39.3%	3.6%
Organic	7.1%	8.4%	0.0%	3.0%	16.9%	0.3%	0.2%	8.6%	-5.5%
Acquisition	3.5%	-4.2%	16.2%	10.1%	31.8%	45.8%	43.2%	30.7	9.1%
Fx	-1.2%	0.0%	0.0%	-0.3%	0.4%	-0.6%	-1.1%	0.0%	0.0%
Data & Doc Management
Revenues	54	64	46	50	50	49	46	44	35
Growth %	8.0%	30.6%	0.0%	13.6%	42.9%	53.1%	48.4%	18.9%	6.1%
Organic	10.0%	8.1%	-4.3%	0.9%	4.6%	10.3%	6.4%	-3.6%	6.1%
Acquisition	0.0%	24.5%	4.3%	12.7%	38.3%	42.8%	42.0%	22.5%	0.0%
Fx	-2.0%	-2.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Mail
Revenues	999	1,118	918	959	1,010	1,123	900	935	938
Growth %	-1.1%	-0.4%	2.0%	2.6%	7.7%	8.4%	8.2%	2.9%	1.0%
Organic	-0.4%	-0.7%	0.7%	0.9%	3.5%	4.0%	4.0%	0.3%	0.3%
Acquisition	0.3%	0.7%	1.6%	2.1%	4.0%	4.1%	4.9%	2.8%	0.5%
Fx	-1.0%	-0.4%	-0.3%	-0.4%	0.2%	0.3%	-0.7%	-0.2%	0.2%
Earnings from operations	218	247	144	195	218	240	144	189	208
Operating margin	21.8%	22.1%	15.7%	20.3%	21.6%	21.4%	16.0%	20.2%	22.2%
Goodwill amortisation	(7)	(9)	(6)	(8)	(7)	(6)	(4)	(5)	(4)
Operating income (EBIT)	211	238	138	187	211	234	140	184	204

Quarterly information—Express

Euro Million	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Express
Express Europe
Revenues	856	899	822	845	836	825	747	780	783
Growth %	2.4%	9.0%	10.0%	8.3%	6.8%	-2.5%	1.4%	3.2%	5.5%
Organic	6.3%	8.4%	7.3%	7.7%	2.8%	-2.2%	3.5%	4.1%	5.8%
Acquisition	-0.5%	1.8%	2.8%	1.9%	3.0%	-0.1%	-1.1%	-1.3%	0.6%
Fx	-3.4%	-1.2%	-0.1%	-1.3%	1.0%	-0.2%	-1.0%	0.4%	-0.9%
Core consignments (mil)	33.8	35.2	30.2	33.8	32.9	33.0	28.8	31.6	32.0
Core kilos (mil)	523.3	566.4	494.3	522.5	519.8	550.2	487.3	505.8	521.8
Core revenue quality yield improvement	3.3%	4.3%	2.8%	2.4%	2.0%	2.2%	2.8%	5.7%	7.5%
Express ROW
Revenues	181	205	190	195	183	195	192	198	186
Growth %	-1.1%	5.1%	-1.0%	-1.5%	-1.6%	-11.8%	-13.1%	-3.4%	-4.6%
Organic	13.3%	14.9%	7.4%	5.0%	-4.8%	-7.1%	-4.6%	1.2%	1.0%
Acquisition	0.0%	0.0%	0.5%	0.0%	0.5%	0.1%	0.2%	0.0%	0.0%
Fx	-14.4%	-9.8%	-8.9%	-6.5%	2.7%	-4.8%	-8.7%	-4.6%	-5.6%
Total Express
Revenues	1,037	1,104	1,012	1,040	1,019	1,020	939	978	969
Growth %	1.8%	8.2%	7.8%	6.3%	5.2%	-4.4%	-2.0%	1.8%	3.4%
Organic	7.6%	9.4%	7.2%	7.1%	1.4%	-3.2%	1.6%	3.4%	4.8%
Acquisition	-0.4%	1.6%	2.4%	1.5%	2.5%	-0.1%	-0.9%	-1.0%	0.5%
Fx	-5.4%	-2.8%	-1.8%	-2.3%	1.3%	-1.1%	-2.7%	-0.6%	-1.9%
Working days	63	62	65	61	62	62	65	60	63
Earnings from operations	52	107	37	61	41	69	19	35	34
Operating margin	5.0%	9.7%	3.7%	5.9%	4.0%	6.8%	2.0%	3.6%	3.5%
Goodwill amortisation	(13)	(13)	(14)	(13)	(12)	(12)	(14)	(12)	(13)
Operating Income (EBIT)	39	94	23	48	29	57	5	23	21

Quarterly information—Logistics

Euro Million	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Logistics
Revenues	885	947	882	908	873	885	814	878	778
Growth %	1.4%	7.0%	8.4%	3.4%	12.2%	9.8%	39.4%	72.7%	62.8%
Organic	5.0%	7.7%	6.1%	0.6%	3.3%	1.9%	6.8%	11.5%	11.2%
Acquisition	5.4%	4.8%	6.3%	6.9%	7.1%	7.7%	36.2%	61.5%	53.6%
Fx	-9.0%	-5.5%	-4.0%	-4.1%	1.8%	0.2%	-3.6%	0.3%	-2.0%
Revenue by geography:
Europe	657	695	658	667	626	648	581	604	527
North America	163	182	155	177	190	178	175	213	200
ROW	65	70	69	64	57	59	58	61	51
Revenues by sector:
Automotive	336	347	316	356	361
Tyres	58	68	58	47	46
FMCG	151	195	179	150	131
Hi-tech electronics	119	125	103	109	109
Publishing / media	56	66	57	57	56
Other	165	146	169	189	170
Earnings from operations	20	28	41	49	39	55	46	53	36
Operating margin	2.3%	3.0%	4.6%	5.4%	4.5%	6.2%	5.7%	6.0%	4.6%
Goodwill amortisation	(17)	(18)	(17)	(18)	(19)	(18)	(17)	(18)	(16)
Operating Income (EBIT)	3	10	24	31	20	37	29	35	20

Consolidated statements of income

	Q1 2003 € mil	Q1 2002 € mil
Net sales	2,898	2,884
Other operating revenues	19	14
Total operating revenues	2,917	2,898
Salaries and social security contributions	(1,019)	(1,014)
Depreciation, amortisation and impairments	(123)	(117)
Other operating expenses	(1,521)	(1,512)
Total operating expenses	(2,663)	(2,643)
Operating income	254	255
Financial income and expenses	(24)	(27)
Income before income taxes	230	228
Income taxes	(87)	(85)
Results from investments in affiliated companies	(1)
Minority Interests	(2)
Net income	140	143
Effective tax rate	37.8%	37.3%

Net income per ordinary share and per ADS [1] (in euro cents)	29.5	30.1

1)
Based on the average amount of 475,024,262 ordinary shares, including ADS (Q1 2002: 475,013,529)

Consolidated cash flow statements

Before proposed appropriation of net income

	Q1 2003 € mil	Q1 2002* € mil
Net income	140	143
Depreciation, amortisation and impairments	124	117
Changes in pension liabilities	(50)	(32)
Changes in other provisions	(16)	(16)
Changes in deferred taxes	85	5
Changes in working capital	41	37

Net cash provided by operating activities	324	254
Acquisition/disposal of group companies	(8)	(33)
Acquisition/disposal of affiliated companies	(3)	27
Capital expenditure on property, plant and equipment	(52)	(79)
Capital expenditure on intangible assets	(8)
Disposals of property, plant and equipment	14	3
Disposals of intangible assets	3	2
Changes in other financial fixed assets	(7)	(14)
Changes in minority interests	1	2

Net cash used in investing activities	(60)	(92)
Long-term liabilities acquired	19	9
Long-term liabilities repaid	(23)	(4)
Changes in short-term bank debt	(11)	(65)

Net cash used by financing activities	(15)	(60)
Changes in cash and cash equivalents	249	102

Cash and cash equivalents at beginning of period	357	451
Exchange rate differences on cash items	(4)
Cash and cash equivalents from acquisition and	(1)
disposal of group companies
Changes in cash and cash equivalents	249	102
Cash and cash equivalents at end of period	601	553

*
Reclassifications have been made to increase comparability with current year presentation of other intangible assets separate from property, plant and equipment.

Consolidated balance sheets

Before proposed appropriation of net income

	At 31 March 2003 € mil	At 31 Dec 2002 € mil
Assets
Fixed assets
Intangible assets	2,707	2,766
Property plant and equipment	2,060	2,130
Financial fixed assets	625	677

Total fixed assets	5,392	5,573
Current assets
Inventory	55	56
Accounts receivable/prepayments	2,282	2,280
Cash and cash equivalents	601	357

Total current assets	2,938	2,693
Total assets	8,330	8,266

Group equity
Shareholders' equity	2,949	2,842
Minority interests	15	18

Total group equity	2,964	2,860
Provisions
Retirement schemes	28	35
Deferred tax liabilities	130	133
Other provisions	116	126

Total provisions	274	294
Pension liability	692	742
Liabilities
Interest bearing liabilities	1,727	1,761
Non Interest bearing liabilities	2,673	2,609
Total liabilities	4,400	4,370

Total liabilities and group equity	8,330	8,266

Additional information

Capital expenditure on property, plant and equipment and other intangible assets

	Q1 2003 € mil	Q1 2002 € mil
Mail	16	20
Express	26	39
Logistics	16	20
Corporate	2	0
Total	60	79

Movement in shareholders' equity

	Q1 2003 € mil	Q1 2002 € mil
Opening balance at 1 January	2,842	2,486
Net income for the period	140	143
Foreign exchange effects	(33)	(16)
Balance at 31 March	2,949	2,613

US GAAP Statement

Net Income

	Q1 2003 € mil	Q1 2002 € mil
Net income under Dutch GAAP	140	143
Adjustments for:
Employment schemes & group reorganisation	(3)	(3)
Goodwill amortisation	38	38
Financial instruments	(1)	(2)
Real estate sale	1
Depreciation on restoration of previously recognised impairments	1	1
Depreciation of capitalised software		(2)
Pension curtailment gain		2
Tax effect of adjustments	1	1
Net Income under US GAAP	177	178
Net income per ordinary share and per ADS[1] (in Euro)	0.37	0.37

1)
Based on the average amount of 475,024,262 ordinary shares, including ADS (Q1 2002: 475,013,529)

Shareholders' Equity

	Q1 2003 € mil	Q1 2002 € mil
Shareholders' equity under Dutch GAAP	2,949	2,613
Adjustments for:
Employment schemes & group reorganisation	149	161
Dividend	119	114
Goodwill	129	(25)
Other intangible assets amortisation	(2)
Financial instruments	(17)	(4)
Real estate sale	(15)
Sale and leaseback transaction	(4)
Restoration of previously recognised impairments, net of depreciation	(10)	(14)
Long-term contract incentive payment	(6)
Capitalised software		8
Pension curtailment gain	2	2
Deferred taxes on adjustments	(40)	(53)
Shareholders' equity under US GAAP	3,254	2,802

Notes to the financial

1.     Accounting policies

        Accounting policies have remained unchanged in the three months to 31 March 2003.

2.     Restatement of prior year numbers

        The prior year numbers of Express and Logistics have been restated for consistency to reflect the transfer of the In-night business from Express to Logistics at the beginning of 2003.

3.     Pension increase

        An additional gross pension cost of €37 million (€24 million net of tax) will be charged in the income statement in 2003 compared to the previous year in respect of defined benefit schemes. Additional pension costs charged in the first quarter 2003 income statement compared to the previous year are as follows:

	Gross (before tax) € mil	Net (after tax) € mil
Pension costs in Q1 2003	11	7
Pension costs in Q1 2002	1	—
Increase in pension costs	10	7

        As a result of this development, net income excluding pension increase will be separately identified in 2003.

4.     Composition of the Group

        There have been no material changes in the composition of the Group during the three months to 31 March 2003.

5.     Employees

        Total number of employees at 31 March 2003 was 150,155 compared to 150,365 at 31 December 2002.

Financial Calendar

Financial Calendar 2003

Monday 4 August	Publication of 2003 first half year results
Wednesday 6 August	Ex-dividend listing of TPG shares
Wednesday 13 August	Payment of interim dividend
Monday 27 October	Publication of 2003 third quarter results

Financial Calendar 2004

Thursday 19 February	Publication of 2003 full year results
Wednesday 7 April	Annual General Meeting of Shareholders
Tuesday 13 April	Ex-dividend listing of TPG shares
Wednesday 21 April	Payment of final dividend

Contact Information

Jon Downing
Director of Investor Relations Contact:
Phone +31 20 500 62 41
Fax +31 20 500 75 15
Email jon.downing@tpg.com

Emilie de Weert
Manager of Investor Relations
Contact:
Phone +31 20 500 62 42
Fax +31 20 500 75 15
Email emilie.de.weert@tpg.com

Tanno Massar
Director of Media Relations
Contact:
Phone +31 20 500 61 71
Fax +31 20 500 75 20
Email tanno.massar@tpg.com

Published by:
TPG N.V.
Neptunusstraat 41-63
2132 JA Hoofddorp
P.O. Box 13000
1100 KG Amsterdam

Phone +31 20 500 60 00
Fax +31 20 500 70 00
Email tpg.communication@tpg.com
Internet www.tpg.com

Responsible for content and editing:
TPG Investor Relations

Forward-looking statements warning—Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995

        Except for historical statements and discussions, statements contained in this press release are forward-looking statements. Forward-looking statements generally can be identified by the use of terms such as "ambition", "may", "will", "expect", "intend", "anticipate", "believe", "plan", "seek", "continue" or similar terms. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expresses or implied in the forward-looking statements. In addition to the assumptions specifically mentioned in this press release, there are a number of other factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to: substitution of alternative methods for delivering information for TPG's Mail and Express services; regulatory developments and changes, including with respect to the levels of tariffs, the scope of mandatory and reserved services, quality standard, liberalisation in the Dutch and European postal markets and the outcome of pending regulatory proceedings; competition in the mail, express and logistics businesses; decisions of competition authorities regarding proposed joint ventures or acquisitions; costs of complying with governmental regulations; general economic conditions, government and regulatory policies and business conditions in the markets served by us, including adverse effects of terrorist attacks, anthrax incidents, war or the outbreak of hostilities; higher costs of insurance coverage for future claims caused by acts of war, terrorism, sabotage, hijacking or other similar perils; the effect of the current economic downturn and other risks and trends in the world economy and the timing, speed and magnitude of any economic recovery; our ability to achieve cost savings and realise productivity improvements and the success of investments, joint ventures and alliances; fluctuations in fuel costs; changes in currency and interest rates; increased price transparency resulting from the adoption of the euro; changes in TPG's credit rating and their impact on TPG's financing costs and requirements; changes in TPG's relationship with the State of the Netherlands; disruptions at key sites; incidents resulting from the transport of hazardous materials; mismatches between TPG's investment in infrastructure (aircraft, depots and trucks) and our actual capacity needs; strikes, work stoppages and work slowdowns and increases in employee costs; costs of completing acquisitions or divestitures and integrating newly acquired businesses; and changes to the international conventions regarding the limitation of liability for the carriage of goods. These factors and other factors that could affect these forward-looking statements are described in TPG's annual report on Form 20-F and TPG's other reports filed with the US Securities and Exchange Commission. You are cautioned not to put undue reliance on these forward-looking statements. TPG disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

China Post and TPG join forces in strategic partnership

        The State Post Bureau of China (China Post) and mail, express and logistics company TPG N.V. have today announced the signing of a Memorandum of Understanding (MOU), that will provide the foundation for a broad strategic partnership. This builds upon the successful partnership between China Post and TPG in the express business in China, that was entered into in 2000.

        Mr. Liu Liqing, Post Master General of China Post, led his delegation during a recent visit to the head office of TPG in the Netherlands, upon invitation of Mr. Peter Bakker, CEO of TPG. Following the visit, Mr. Liu Liqing and Mr. Peter Bakker signed a MOU, that included an agreement to set up immediately a task force to explore potential areas of mutually beneficial co-operation in the areas of mail, express and logistics.

        With a background of successful past co-operation between China Post and TPG, the two companies have laid solid foundations to expand their co-operation and to build closer ties, as well as to initiate joint efforts in exploring global markets. By benefiting from synergies and mutual strengths, China Post and TPG will be able to further improve both parties' services to their Chinese and global clients.

        Mr. Peter Bakker, CEO of TPG, is delighted to announce the strategic partnership with China Post: "This is a very significant step in our international strategy. China is likely to be the most important growth market in the world in the near future. Between China Post and TPG we will have the ideal mix of expertise to benefit from this growth and offer consumers and businesses in China excellent services. We can also jointly explore other areas of international growth together."

Notes to the editor:

        TPG N.V. with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of EUR 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG website is: www.tpg.com.

For further information, please contact (not for publication):

Tony Danby,
Senior Press Officer
TPG Media Relations
Tel: + 31 20 500 6426
Mobile: +31 6 233 083 32
E-mail: Tony.Danby@tpg.com

TPG HIRES TOP EXECUTIVES TO HEAD LOGISTICS EXPANSION IN CENTRAL EUROPE

        Mail, Express and Logistics company TPG N.V. is pleased to announce it has hired Günther Thiel (50), Christian Fürstaller (38) and Rodolphe Schoettel (41) to head the expansion of its logistics operations under the TNT Logistics brand in the Central European region, including Germany, Austria, Switzerland, Poland, Czech Republic and Hungary. Thiel will join TPG in May. The others will start at TPG within a few months.

        Günther Thiel is the founder of Luxembourg-based Thiel Logistik. As chairman of the company he led Thiel Logistik's successful growth over the past decade to become one of the major logistics services providers in Europe, with 11,000 staff and 2002 revenues of almost EUR 1.5 billion. Thiel recently resigned as chairman of Thiel Logistik. Christian Fürstaller and Rodolphe Schoettel were previously Chief Operating Officer and Chief Financial Officer, respectively, in Thiel Logistik.

        Peter Bakker, CEO of TPG, commented: "We are delighted to strengthen our Logistics executive management team with three people with an unrivalled track record and experience in the industry. Their entrepreneurial spirit and sound knowledge of the logistics sector in Central Europe will position us excellently for the expansion in this key region."

Notes to the editor:

        TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Daphne Andriesse, Press Officer TPG Media Relations
Tel: + 31 20 500 6224
Mobile: +31 6 109 187 90
E-mail: Daphne.Andriesse@tpg.com

TPG ACQUIRES DOCVISION, A LEADING DOCUMENT MANAGEMENT COMPANY

        Mail, express and logistics company TPG N.V., through Royal TPG Post subsidiary Cendris, has today reached an agreement on the acquisition of DocVision, a subsidiary of Buhrmann N.V. DocVision is a Netherlands-based company that provides a variety of mailroom and reprographic services. This acquisition strengthens Cendris' leadership position in the field of data and document management in the Netherlands.

        DocVision is one of the leading companies in the Netherlands in the field of Document Management specialising in mailroom management, repro services, graphic print, colour copy & print and outsourcing services. The company had a turnover of EUR 23 million in 2002 and employs around 300 staff. DocVision is a fast growing business and has a strong customer base. Its clients include blue chip companies in the food and retail sector, educational organisations and professional services.

        Harry Koorstra, Group Managing Director TPG Post, says, "This acquisition will enable Cendris to offer its clients more opportunities to achieve cost savings through optimisation of the postal chain".

Notes to the editor:

        Cendris is part of Royal TPG Post BV. In 2002 the company reported sales of EUR 210 million and employs 4,000 staff. Cendris offers a variety of specialised solutions for direct communication, data and document management in the Benelux, United Kingdom, Italy, Germany and Central Europe.

        TPG N.V. with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of EUR 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Daphne Andriesse
Press Officer TPG Media Relations
Tel: + 31 20 500 6224
Mobile: +31 6 109 187 90
E-mail: Daphne.Andriesse@tpg.com

FIAT AUTO APPOINTS JOINT VENTURE OF TNT LOGISTICS AND ARVIL AS SOLE OPERATOR

        Fiat Auto has decided to award the Inbound Logistics activities (material and components transport, handling and assembly line feeding) of all Italian plants to a joint venture of TNT Logistics and Arvil as Sole Operator.

        The aim of this transaction is to optimise and integrate all logistics services and to further improve the planning and management of material flows.

        The Sole Operator will be incorporated through a joint venture, 51% of which is owned by the Italian Business Unit of TNT Logistics (a division of TPG N.V., the global Mail, Express and Logistics company) and 49% by Arvil (Arcese & Bonzano Group). In the past, Fiat Auto had three separate service agreements with three independent Logistics providers and outsourced its Inbound Logistics activities respectively to: TNT Logistics, for the plants located in Northern Italy (Mirafiori, Rivalta, Verrone); Arvil, for plants in Termoli, Sevel, Melfi and Termini Imerese; Logint for the Pomigliano and Cassino plants.

        The joint venture parties TNT Logistics and Arvil recently acquired each 50% of the shares of Logint. Both parties will contribute their shares in Logint to the joint venture. The joint venture will have 3,500 employees and an annual revenue of around Euro 250 Million.

        TNT Logistics will play a proactive role in the project of optimising and integrating all of the logistics services, which will require substantial reengineering of the supply chain and the integrated management of material flows.

        The guidelines of this project were presented today in Turin in a meeting between Fiat Auto, TNT Logistics, Arvil and the Italian Transport Associations.

        The agreement between Fiat Auto and the prospective joint venture TNT-Arvil has received the approval of the Italian Antitrust Authority.

Notes to the editor:

        TPG, with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

For further information, please contact (not for publication):

Tanno Massar, Director TPG Media Relations
Tel: + 31 20 500 6171
Mobile: +31 6 205 432 41
E-mail: Tanno.Massar@tpg.com

TPG AND UNIONS AGREE NEW COLLECTIVE LABOUR AGREEMENT

        TPG, the largest private sector employer in the Netherlands, and the negotiators for the trade unions ABVAKABO FNV, BVPP, CNV Publieke Zaak and vhp KPN & TPG have reached an agreement on a new collective labour agreement. This collective labour agreement has a term of one year and covers around 68,000 employees of TPG in the Netherlands. As a part of the agreement, arrangements regarding the contributions of both the employer and the employees to the present pension situation have also been agreed, whereby the pension will remain non-contributory for the employees. The trade unions will present the agreement to their members for approval.

Salary increases

        The collective labour agreement runs from 1 May 2003 to 1 May 2004. The employees will receive structural salary increases of 2% with effect from 1 June 2003 and a further 0.5% on 1 February 2004.

        In addition, the parties agreed to two non-recurring payments of EUR 64 gross for each employee, to be paid subject to a decrease in sick leave at TPG. This first payment, which will be paid in November 2003, is based on a maximum sick leave level of no higher than 5.1% in September 2003. The second payment will be made in March 2004 on the condition that the percentage has decreased to a maximum of 5% by the end of December 2003.

Pensions

        Intensive negotiations have been underway between TPG and the unions to restore the necessary coverage ratio of the TPG pension fund. To do this, TPG will make additional payments to the pension fund in the coming years. Both parties agree that both the employer and employees should contribute to this.

        The largest share of the required payment will be paid by TPG. On 1 January 2003, the government discontinued the fiscal arrangement of the premium savings scheme. The contribution that the employer would otherwise have made under the discontinued premium savings scheme will now be used for the employees' contribution to the pension scheme. The pension will remain non-contributory for the employees.

        TPG and the unions also agreed that current TPG employees, for the sake of solidarity, will make a significant contribution to the increase of around 1.5% for their ex-colleagues' existing pensions. This money will be contributed by the employees by having their structural salary increase start at a later date (2% in June 2003 and 0.5% in February 2004).

Work and Health

        TPG and the unions agreed that all developments and measures taken to reduce sick leave and the amount of employees being declared unfit for work will be evaluated. Follow-up measures will be taken upon joint consultation.

        Additional agreements reached include an age-friendly personnel policy, reintegration after a period of illness and an increase in the childcare budget.

        The agreed improvement to the conditions of employment, including the salary increase and non-recurring payments, applies to around 68,000 employees of TPG Post (including Saturday delivery personnel) and TNT in the Netherlands, and for the employees of TPG Head Office.

        With its two brands TNT and Royal TPG Post, TPG N.V. is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of € 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Note to the editor (not for publication):

For further information, please contact:
TPG Media Relations
Hanne Kluck, Press Officer
Telephone: +31 20 500 6223, mobile: 06 - 53 238 291
E-mail: Hanne.Kluck@tpg.com

Tanno Massar, Director TPG Media Relations
Telephone: +31 20 500 6171, mobile: 06 - 20 5432 41
E-mail: Tanno.Massar@tpg.com

ABVAKABO FNV
Sandy Bosman, Press Officer
Telephone: +31 79 - 353 6380, mobile: 06 51 025 004, e-mail: sbosman@abvakabo.nl
Charley Ramdas, Director
Telephone: +31 79 -353 6329, mobile: 06 20 957 670, e-mail: cramdas@abvakabo.nl

BVPP
T. van Dun, Press Officer
Telephone: +31 40 - 232 1200, e-mail: tvandun@bvpp.nl

CNV Publieke Zaak
Dammis de Geus, Press Officer
Telephone: +31 70 - 416 0616, mobile: 06 51 24 40 64 or telephone: 079 - 3 61 00 33.
Alfred Lohman, Director
Telephone +3170 - 416 0661 or mobile: 06 51 361 676, email: a.lohman@cnvpubliekezaak.nl

CMHF / Vhp KPN & TPG
Remko Koopman, Director
Telephone: +31 70 - 419 1928, e-mail: RKoopman@cmhf.nl

TPG WINS MAJOR EXPRESS CONTRACT WITH BRAZIL POST

        Mail, Express and Logistics company TPG N.V. has announced that it has, through its division TNT Express, won a competitive open bid to distribute consignments sent through the new international express service of the Brazilian State Post Office: Empresa de Correios e Telegrafos (Correios). The contract, which will be signed shortly, is estimated to produce total revenues in excess of EUR 20 million over five years.

        Empresa de Correios e Telegrafos' customers will gain access to a reliable international door-to-door express delivery service and this innovative arrangement is expected to help improve the competitiveness of Brazilian companies in overseas markets.

        The combination of TNT Express the leading international business to business express delivery company and Empresa de Correios e Telegrafos, which is considered to be one of the most credible and successful organisations amongst Brazilian institutions, will enable senders of express consignments in Brazil to benefit from a unique set of worldwide services.

        Winning the Brazilian bid is a further example of the success enjoyed by TNT Express in building partnerships with Post Offices such as Correos de Chile, China Post and others across the globe.

        Alan Jones group managing director of TNT Express, says: "We are delighted Empresa de Correios e Telegrafos has selected us to provide global express delivery services. This exciting international partnership will not only strengthen both companies but also further help TNT Express to improve its position in Brazil."

        TNT Express has been operating in Brazil for nearly thirty years, employs approximately 400 people and covers more than 350 cities in the country with its owned and partner network. In recent years TNT Express has achieved much improved profitability and is the first Brazilian company to be recognised as an Investor in People organisation.

Notes to editors

        TPG N.V. with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of EUR 11.7 billion, an increase of 5% over the previous year. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. The TPG website is: www.tpg.com.

        TNT Express is a division of TPG N.V.. TNT Express is the world's leading business to business express delivery company. The company delivers 3.6 million parcels, documents and pieces of freight a week to over 200 countries using its network of 891 depots, hubs and sortation centres. TNT Express operates more than 20,000 road vehicles and 43 aircraft and has the biggest door to door air and road express delivery infrastructure in Europe. The TNT Express website is: www.tnt.com

For further information, please contact (not for publication):
Tony Danby,
Senior Press Officer
TPG Media Relations
Tel: + 31 20 500 6426
Mobile: +31 6 233 083 32
E-mail: Tony.Danby@tpg.com

TPG welcomes amendments to decision on postal tariffs

        TPG welcomes yesterday's decision by the Minister of Economic Affairs, Mr Laurens Jan Brinkhorst, regarding a shortening of the duration of the freeze of postal tariffs. Following a debate in a parliamentary cross-party group the Minister decided not to enact a decision proposed in November 2002 to freeze postal tariffs in the Netherlands until the end of 2006.

        The Minister has decided that there will first have to be an overall vision on the future of the postal market, which will be ready by next autumn. This reflects TPG's view, which has constantly stated that a decision about tariffs should be taken in the broader context of an overall policy for the postal market. As an interim measure, the Minister has decided to freeze the postal tariffs (the mandatory part of mail business subject to the present price control system) until the end of 2004.

        TPG is pleased that the intended decision for a longer term tariff freeze has been dropped. As TPG Post delivers the best quality service of all European postal companies, whilst ensuring one of the lowest rates, the company does not see any reason for a tariff freeze. This is also highlighted by the fact that inflation during the past 12 years was some 42 percent, whilst the price of a stamp has increased by only 13 percent. So Dutch consumers have benefitted substantially from efficiency gains within the TPG Post organisation.

Notes to the editor:

        TPG N.V., with its two brands TNT and Royal TPG Post, is a global provider of mail, express and logistics services. The group employs over 150,000 people in 62 countries and serves over 200 countries. For 2002 the company reported sales of €11.7 billion. TPG N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt. www.tpg.com

For further information, please contact (not for publication):
Tanno Massar, Director TPG Media Relations
Tel: + 31 20 500 6171
Mobile: +31 6 205 432 41
E-mail: Tanno.Massar@tpg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.
By:	/s/ TANNO MASSAR Name: Tanno Massar Title: Director TPG Media Relations

Date: • date of filing to be inserted

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